                                                              1996 ANNUAL REPORT
EXHIBIT 99.1                                                       AND FORM 10-K




                                  UTILX Team Values

    We, the people of UTILX, would like our Company to be one that:
- -   Has a vision for the future with customer service, quality and innovation being the well-spring for our vision.
- -   Recognizes that its most important asset is its people and the most important characteristic is trust -- and accordingly, the people work as a cohesive team and treat one another with honesty, openness, courtesy
    and respect.
- -   Embodies quality by encouraging every person to always exercise their best judgment -- to seek out and do the right thing, right the first time.
- -   Invites people at all levels to
    participate in decision making
    in key areas which affect them.
- -   Encourages open, direct and
    supportive communications throughout the organization.
- -   Is focused on good business
    ethics and obsessed with
    customer satisfaction --
    always on the lookout to find
    new and better ways to help
    our customers succeed.
- -   Promotes consistency, fairness and fun in all that we do --
    and expects in return
    commitment and dedication
    to our goals.
- -   Is goal/performance driven --
    it encourages, recognizes and rewards innovation, achievement and continuous improvement.
- -   Achieves continuous improvement through participative, well thought out plans by all the people who must carry out the plans.
- -   Loves simplicity, as it makes everything easier, and has no use for bureaucracy.

OUR MISSION
- --------------------------------------------------------------------------------

To assist companies of the world in the installation and maintenance of their underground infrastructure. We will do this by providing UTILX-Registered Trademark- services and products in a way that helps our customers achieve their goals and solve their problems. We will achieve success by making our customers successful.

In the process of providing the highest quality product and services to our customers, we will be admired and possibly held in awe by our competitors. This will occur because our technology will be the best in the world and because the people of UTILX, through their pride, commitment, teamwork, and ability to focus on doing what it takes to make our customers successful, will be absolutely unbeatable by our competition.

Through exceptional customer service and world-class safety, cost-effectiveness, quality and technology, our mission includes being the best in the entire world at what we do.

CORPORATE PROFILE
- --------------------------------------------------------------------------------

UTILX-Registered Trademark- Corporation provides services and products used to replace and renovate underground utilities. Domestically, UTILX provides its technology through its FlowMole-Registered Trademark- and CableCure-Registered Trademark- services, while internationally it supplies equipment, parts, services and training. Based in Kent, Washington, UTILX Corporation was formed in 1983 and began commercial operations in 1984. The Company was incorporated in Delaware and its initial public offering was completed on March 25, 1988.

CONSOLIDATED FINANCIAL HIGHLIGHTS
- --------------------------------------------------------------------------------



(DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FOR YEARS ENDED MARCH 31,                             1996           1995           1994           1993*          1992

Revenues                                           $48,993        $49,717        $49,077        $47,759        $51,647
Net income (loss)                                   (4,489)        (2,022)         3,331         (4,009)         2,961

- ------------------------------------------------------------------------------------------------------------------------

Cash and short-term investments                        495            840          6,236         10,874         13,098
Total assets                                        30,624         35,348         35,761         39,990         39,726

- ------------------------------------------------------------------------------------------------------------------------

Earnings (loss) per share                             (.62)          (.28)           .46           (.55)           .40
Weighted average book value per share                 3.59           4.01           3.80           3.91           3.89

- ------------------------------------------------------------------------------------------------------------------------

Cash flow from (used by) operations                    148         (1,690)        (2,255)**       6,480          8,722
Capital expenditures                                 3,138          3,958          1,622          5,801          4,783

- ------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                                                   1,163
Stockholders' equity                                23,456         28,070         29,648         23,840         29,494

- ------------------------------------------------------------------------------------------------------------------------

Current ratio                                          2.9            3.8            4.0            1.9            3.9
Working capital                                     13,349         18,073         18,345         12,298         19,717



*Effect of royalty expense and royalty litigation settlement expenses in fiscal 1993:    Pretax    After Tax      Per Share
- -----------------------------------------------------------------------------------------------------------------------------
                                                                    Royalty expense    $ (2,134)    $ (1,330)     $ (.18)
                                         Royalty litigation and settlement expenses    $ (7,833)    $ (5,608)     $ (.77)


**Includes effect of $7,187 cash payment to FlowMole Partners. Effect on net income is reflected in fiscal 1993.

                                       FLOWMOLE

                                       [GRAPH]

                                     CUSTOMERS IN
                                    NORTH AMERICA


                                       [GRAPH]

                               MILES INSTALLED ANNUALLY
                                   IN NORTH AMERICA


                                      CABLECURE


                                       [GRAPH]

                                     CUSTOMERS IN
                                    NORTH AMERICA


                                       [GRAPH]

                               MILES INJECTED ANNUALLY
                                   IN NORTH AMERICA

[LOGO]

FELLOW SHAREOWNERS:
- -------------------

This has been a difficult year, but one of significant accomplishment. We've made some tough management decisions and also experienced a severe winter that adversely affected our fourth quarter results. On the surface, UTILX might look the same. In reality, we are leaner, stronger and smarter. We've laid a solid foundation on which we will continue to build.

I had hoped to use this space to announce our success in breaking the $50 million mark after four years of flat revenues. It did not happen. We ended the year at $49 million, down 1.5% from $49.7 million last year. We also reported a net loss of $.62 per share, in part because we established a $2.6 million reserve against the full amount of the company's net deferred tax assets. The tax adjustment represents a loss of $.36 per share. Without the non-cash expenses, we would have reported a loss of $.26 per share, compared to a loss of $.28 in 1995.

The obvious question is this: What will we be doing differently to make us profitable and allow us to grow? The answer affects every aspect of our business and squeezes it into a new shape. As a result, we are moving from a specialty contractor to a single-source solution for underground utility renovation.

In reshaping UTILX, we are responding to the changing needs of our utility customers. The electric utility industry, our largest customer segment, continues to grapple with the onset of deregulation and competition. As utilities and municipalities streamline operations and outsource work, we need to do much more than expertly provide a single underground service.

In some areas of the country, UTILX has already moved in that direction. We trench portions of projects we once left to others. We provide fusing crews for gas-line installation projects. In each case, these auxiliary services have been key to winning contracts. Most representative of our new direction is our CableCure Test, Treat or Replace program, which provides incentives for electric utilities to use both our CableCure injection and FlowMole drilling services. Last year, we more than doubled the amount of cable we injected under the Test, Treat or Replace program over the previous year. Such contracts accounted for 75 miles of injections last year, and turnkey CableCure operations -- which also rely on expanded capabilities -- accounted for an additional 80 miles, up more than five times over the previous year. Turnkey contracts have us switching, terminating circuits and performing other tasks separate from the injection process. The 155 miles injected under either Test, Treat or Replace or turnkey contracts represents more than two-thirds of our total CableCure mileage for fiscal 1996.

New times call for different equipment, different training, different work processes. We've incorporated these elements into the critical strategies we identified two years ago to strengthen our Company: strive to become our industry's most cost-effective service provider, focus intensely on the customer, create a strong team to run the business, provide the training, tools and technology that the team needs to be successful, and instill in each team member a dedication to safety and quality. Here are some of the actions we've taken during the last fiscal year to bring ourselves closer to these objectives:

BECOME THE MOST COST-EFFECTIVE SERVICE PROVIDER.

By refocusing on our core competencies, we have also reduced our fixed costs. We are expending a lot of energy that we believe will help us achieve profitability. Here are some steps we took last year, and the results:

- - REDUCED OVERHEAD. In December of 1995, we closed FlowMole Environmental Services Corporation, our unprofitable joint venture with Union Oil Company of California. Several months later, just after the end of our fiscal year, we announced that UTILX would outsource the manufacturing of its equipment. The resulting elimination of 40 positions at our headquarters represents an annual savings of $1.5 million for fiscal 1997 and helps clear the way for a move to smaller corporate offices.

- - BOOSTED PRODUCTIVITY IN BOTH SERVICE BUSINESSES. Our FlowMole crews are generating a higher gross profit per foot than in the prior year. And our newly hired and trained CableCure crews are setting records for daily productivity.

- - STARTED MOVING INVENTORY AND SPARE PARTS FROM HEADQUARTERS TO THE FIELD. By moving these products closer to our crews and customers, we expect to reduce carrying costs and improve availability of these materials.

- - IMPROVED MANAGEMENT OF OUR RECEIVABLES. Last year, collections from service customers took an average 82 days from the start of work. We've since reduced this by 20% and are taking actions to get us below industry norms.

FOCUS ON THE CUSTOMER.

We're reshaping our organization to become market-driven, instead of technology-
driven.   Here are some of the steps we've taken:

- - FLATTENED THE ORGANIZATION. By the end of the summer, we'll have eliminated four vice-president positions. We've peeled off layers of management -- up to three in some areas -- that keep us removed from customers. Our 15 area managers, who have day-to-day responsibility for customer needs, are now at most one person removed from me. As area managers are in the unique position of providing both leadership to their crews and support to their customers, they are the most accountable for our success. Now, with the paring down, I am now more accountable for their success.

- - BUILT OUR CABLECURE BUSINESS. Last fiscal year we injected 1.2 million feet, more than twice the footage treated during the year before. This coming fiscal year, we expect to treat more than 2 million feet. Credit goes to an expanded sales force, enhanced sales and operations training, and greatly improved injection productivity.

- - ADDED AUXILIARY SERVICES. Customers want us to help reduce the number of underground service providers they must use. Last year, we bolstered our full-service capabilities by adding conventional crews, gas-pipe fusion crews, and related equipment. We've added former utility linemen to our crews to perform the increased amount of turnkey work required. We are also testing one combination CableCure/FlowMole crew that can test, inject, drill and de-energize/energize cables as the job requires.

- - BROADENED THE GEOGRAPHICAL BASE OF CUSTOMERS. Building on our market analysis of the previous year, which identified areas of opportunity, we have begun providing services in Hawaii and have re-established footholds in California and Arizona. As a result, our Western Region surpassed the $10 million revenue mark for the first time.

CREATE A STRONG TEAM.

Two years ago we developed UTILX team values. We've continued to experiment with self-directed teams, in which goals are set by the people who will work to achieve them. We also bolstered the ability of teams to achieve change by providing them critical information. This past year, teams were responsible for several areas of accomplishment:

- - GREATLY IMPROVED CABLECURE PRODUCTIVITY. After our Southeast CableCure staff focused on this issue, they hired better qualified crew members, modified training and refined the safety program. As a result of these changes, they learned what it takes to be productive and profitable and were able to quickly transfer that knowledge to other CableCure crews.

- - IDENTIFIED AREAS TO FOCUS TRAINING EFFORTS. A FlowMole Best Practices Team drawn from throughout North American Operations identified field practices that have consistently helped us achieve results. We are using this information in our training programs.

- - DEVELOPED THE G DRILL. When we set out to create our next generation directional drill, the goal was a cost-effective, versatile machine with the power and features to meet the needs of our crews. To accomplish this, we turned the project over to a team of experts drawn from all areas of UTILX. The G Team set its own goals and timelines and worked closely with vendors and field customers. Since March of 1995, they've worked to design, build and field test a prototype unit. So far they've successfully met both design specifications and manufacturing-budget criteria. Additional field trials will help us measure our success at meeting the larger goal.

PROVIDE THE TRAINING, TECHNOLOGY AND TOOLS FOR SUCCESS.

Our goal is reliable, cost-effective equipment and people who know how to get the most out of it. Here are some actions we took last year:

- - INSTITUTED SKILLS-BASED PAY. The program creates pay incentives for crew members to learn new skills. We tested the program in our Western Region and decided to implement it nationally for all FlowMole crews. Although it's too soon to attribute our productivity gains to the program, our Western Region has seen success of another kind: several of its trainees advanced four skills levels to crew leader in only six months.

- -  CONTINUED TO IMPROVE OUR FLOWMOLE EQUIPMENT.   We designed our new G Series
Drill using concurrent engineering practices with the objectives that it cost less to produce and operate than our other drills. Field testing has begun that, if successful, will result in a strong addition to our drilling fleet. In addition, we started to upgrade a number of older Field Power Units. We've enhanced the hydraulic systems to maximize the potential of our Super D drills and, ultimately, provide a capable unit to work with our G Drills.

- - IMPROVED OUR FLOWMOLE STEERING CAPABILITIES. We recently performed water crossings that would have stymied us in the past. The difference was our new steering tool, which uses the earth's magnetic field to track the drill tool's location and orientation. The steering tool is designed to work with our D and F Series drills to produce a more accurate bore without a surface locating device.

- - ADVANCED THE BOUNDARIES OF CABLECURE INJECTION CAPABILITIES. UTILX staff has continued to perfect technology to successfully inject more types of polyethylene cables. Last fall, the silicone fluid was injected through a 10,702-foot submarine cable underneath chilly Lake Superior, thanks to FlowMole pumping technology adapted for this project. UTILX crews also injected the largest cables yet -- three phases and a spare of a 115 kV transmission line. While we continue to inject mostly residential distribution cable, last year we treated nearly nine times more feeder cable than in the previous year.

INSTILL INDIVIDUAL AND COLLECTIVE DEDICATION TO SAFETY AND QUALITY.

We continue to define tasks and desired outcomes to create a culture in which prevention is the norm. Here are some of our achievements:

- - REFINED OUR SAFETY PROGRAM. We charged a new corporate safety director with reviewing the process and implementing continual improvement efforts. We've started updating all safety policies and procedures and coordinating closely with the training department to improve safety training. Earlier last year, we initiated a safety award program to recognize and reward field employees not involved in vehicle accidents, lost-time personal injuries or marked utility hits. We've since seen improvements throughout the year in reducing the number of marked utility hits and personal injuries companywide. We were also able to cut in half from last year the number of incidents involving lost-time work.

- - CONTINUED OUR PROGRESS UNDER ISO 9000 GUIDELINES. Since our ISO 9000 program has focused both on the design and support of manufacturing, we have in no way lost momentum by deciding to outsource equipment production. We have started an identical process for the service portion of our business, drawing on lessons learned during the first round of documentation. The real achievement of the process is that it has changed the way people think. We now are more committed to analyzing work processes and more ready to build in continuous improvement at every step.

Although we fell short of our revenue goals, it was not from lack of effort. I have watched our people confront, challenge and recast deeply held attitudes and beliefs. Our pursuits are more effective today because people are more willing to consider unconventional ideas, more practiced at sifting out real insight and more adept at translating that insight into action -- changes due, in significant measure, to their experience with our quality process.

Even as we refocus, restaff and retrain ourselves to offer expanded capabilities, we are holding on to the best and most durable principles of our past. Our Company pioneered two services that changed the way utilities manage their underground systems. As a result, the brand names FlowMole and CableCure have come to identify their categories. We will continue to nurture that spirit of innovation at all levels of the organization. The difference is that these days, our challenges focus not just on improving the technology, but on improving our service. Our drilling systems can be no better than the people who use them.

Finally, I'd like to acknowledge the significant contributions made by Granville Holman, our long-time chairman. Granny, as he was known by everyone here, left the Board for health reasons at the end of 1995. He brought a genuine passion for the business and will be missed.

My thanks to all of the people of UTILX for their hard work and dedication and also to our shareowners for their support during this continuing period of change. While the last few years have been challenging and at times frustrating, I speak for all of us here when I say that we clearly see better times ahead.

Sincerely,

/s/ Craig E. Davies

Craig E. Davies
President and CEO


As utilities continue to streamline operations and outsource, they depend on vendors like UTILX to help deliver quality service to their customers.
    Here's what Perry Wilcox,
    Business Development Manager at Washington Gas Light says
    "My unit in Northern Virginia handles about half the new construction at Washington Gas. We can draw from a group of about 15 contractors, all qualified to install gas pipe using conventional or guided boring methods. When it comes to converting homes in established neighborhoods to natural gas, however, we choose UTILX and its FlowMole technology.
    UTILX crews minimize the construction mess that can rip apart landscaped yards, sprinkler systems, septic fields, driveways, sidewalks and multiple utilities in a confined area. Crew members are involved and informed. Any one of them is able to talk to customers and handle problems. This helps sell our service.
    UTILX is the right kind of partner for us. The turnkey service makes my operation more efficient. Crews drill, fuse the pipe, install it and put it into service. All we have to do is install a meter.
    UTILX's ability to meet the ever-changing construction needs within my territory ultimately benefits our natural gas customers."

For Test, Treat or Replace
customers, UTILX tests cables to determine whether it's more cost-effective to treat with CableCure or replace using FlowMole services.
    Here's what David Phillips, Manager of Distribution Engineering and Services at Florida Power & Light, says
    "UTILX's CableCure service is the only way we know to extend the life of underground cable. Florida Power & Light has millions of feet of direct buried cable. In 1996, UTILX will treat or replace between 700,000 and
    1 million feet of it.
    Renewing our direct-buried cable was
    crucial, because we'd learned that
    repairing it wasn't the answer. Repairs were costly, difficult and labor intensive. Worse, we found ourselves going back to the same section multiple times. When we looked at how to lower future maintenance costs, our choices were either replace problem cable or treat with CableCure.
    Once the economics pointed to
    injecting over replacement, we faced one more hurdle. We wanted a mutually beneficial relationship with a viable vendor.
    UTILX management brought to the table the same values that we had. We were looking for a business relationship in which both parties would put everything on the table. A big piece of the agreement was a willingness to maintain open, candid communication. We wanted to work with someone who was truly interested in helping us get to where we wanted to be.
    UTILX made that commitment. Both sides agreed that there would be mutual gains from process improvement. The value of that cannot be underestimated."

UTILX's challenge focuses not just on improving our technology but improving our service. One place where we're doing that is Washington Water Power.
    Here's what Steve Hadley, the
    utility's manager responsible
    for cable replacement, says
    "We've been working with UTILX for many years.  Since Washington Water
    Power began its formal cable replacement program in 1993, UTILX crews have installed 325,000 feet of conductor and conduit in Washington state and Idaho.
    Years ago, UTILX was our only choice for guided boring. Later, when other contractors started to pop up, UTILX won our work based on price and workmanship. But the situation was different this year. For the first time, other contractors offered competitive prices.
    UTILX regional management came back to us with two things that set the company apart. The first was a multi-year agreement that offered us price incentives. The second was a performance incentive based on safety and workmanship criteria that's measured after each guided boring project. So far this year, UTILX has been right on course in performance.
    This process showed a willingness to address concerns and remain accountable. Since then, some of us at the utility have talked about setting similar criteria for other vendors."

DIRECTORS AND OFFICERS

- ----------------------

DIRECTORS

STANLEY J. BRIGHT
PRESIDENT, OFFICE OF THE CEO
MIDAMERICAN ENERGY COMPANY
DES MOINES, IOWA
DIRECTOR, EDISON ELECTRIC INSTITUTE
DIRECTOR, ASSOCIATION OF EDISON ILLUMINATING COMPANIES

CRAIG E. DAVIES
PRESIDENT AND CHIEF EXECUTIVE OFFICER
UTILX CORPORATION

JOHN W. ELLIS
CHAIRMAN AND CHIEF EXECUTIVE OFFICER
THE BASEBALL CLUB OF SEATTLE
FORMER CHAIRMAN AND CHIEF EXECUTIVE OFFICER
PUGET SOUND POWER & LIGHT COMPANY
BELLEVUE, WASHINGTON
FORMER CHAIRMAN, EDISON ELECTRIC INSTITUTE

FRANK W. GRIFFITH
FORMER CHAIRMAN AND PRESIDENT
MIDWEST RESOURCES, INC.
SIOUX CITY, IOWA
FORMER CHAIRMAN, EDISON ELECTRIC INSTITUTE

ROBERT E. RUNICE
PRIVATE INVESTOR & BUSINESS CONSULTANT
FORMER VICE PRESIDENT, U S WEST, INC.
FORMER PRESIDENT, U S WEST
COMMERCIAL DEVELOPMENT DIVISION
ENGLEWOOD, COLORADO

WILLIAM M. WEISFIELD
CHAIRMAN
UTILX CORPORATION
CHIEF OPERATING OFFICER
NORTHERN CAPITAL CORPORATION
SEATTLE, WASHINGTON


OFFICERS

CRAIG E. DAVIES
PRESIDENT AND CHIEF EXECUTIVE OFFICER

JAMES E. BARTHOLOMEW
VICE PRESIDENT/NORTHEAST REGION

M. BRUCE BOSWELL
VICE PRESIDENT/MANUFACTURING & ENGINEERING

ALBERT W. CHAU
VICE PRESIDENT/RESEARCH & ENGINEERING

GREGORY W. DAUL
SENIOR VICE PRESIDENT/NORTH AMERICAN OPERATIONS

THOMAS L. MARKL
VICE PRESIDENT/SALES & MARKETING AND SECRETARY

LARRY D. PIHL
VICE PRESIDENT, CHIEF FINANCIAL OFFICER,
CONTROLLER AND TREASURER

SCOTT E. REYNOLDS
VICE PRESIDENT/WESTERN REGION

UTILX CORPORATION INFORMATION
- --------------------------------------------------------------------------------

ANNUAL REPORT AND FORM 10-K

This publication serves as both our 1996 Annual Report to Stockholders and the Report on Form 10-K filed with the Securities and Exchange Commission. This publication will be provided without charge to any stockholder making a written request to Larry D. Pihl, Vice President and Chief Financial Officer, UTILX, 22404 66th Avenue South, P.O. Box 97009,
Kent, Washington  98064-9709.

1996 ANNUAL MEETING

The 1996 Annual Meeting of Stockholders of UTILX is Thursday, July 25, 1996, at 3:00 p.m., at the Doubletree Inn at Southcenter, Elm-Oak Room, 205 Strander Boulevard, Tukwila, Washington, 98188.

STOCK PRICE AND STOCKHOLDER DATA

The common stock of UTILX, par value $0.01 per share, is traded in the over-the-counter market. The high and low stock prices quoted by the Nasdaq National Market system during the quarters indicated are as shown in the table below.

1996 FISCAL YEAR           High          Low
- ---------------------------------------------
1st Quarter             $ 3 7/8        2 9/16
2nd Quarter               3 1/2        2 3/4
3rd Quarter               3 1/4        1 3/4
4th Quarter               2 5/16       1 1/2

1995 FISCAL YEAR
- ---------------------------------------------
1st Quarter             $ 5 5/8        4 7/8
2nd Quarter               5 3/8        3 1/8
3rd Quarter               4 3/8        3 1/8
4th Quarter               3 1/8        2 7/8

On May 31, 1996, the number of common stockholders of record was 454. The Company estimates there are 3,700 additional stockholders holding common stock in brokerage accounts.

DIVIDEND POLICY

The Company currently intends to retain its earnings to fund the development and growth of its business. The Company has not paid cash dividends on common stock to date and does not anticipate doing so in the foreseeable future.

CORPORATE HEADQUARTERS

UTILX Corporation
22404 66th Avenue South
P.O. Box 97009
Kent, Washington  98064-9709
Telephone (206) 395-0200
Facsimile   (206) 395-1040

INTERNATIONALSUBSIDIARY

FlowMole Limited
33 Maylan Road
Earlstrees Industrial Estate
Corby, Northamptonshire
United Kingdom NN17 4DR
Telephone  011 44 (1536) 400141
Facsimile  011 44 (1536) 400142

LEGAL COUNSEL

Perkins Coie, Seattle, Washington

AUDITORS

Coopers & Lybrand L.L.P.,
Seattle, Washington

TRANSFER AGENT
AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street, 46th Floor
New York, New York 10005
Telephone (718) 921-8200
Facsimile   (718) 921-8355

STOCK TRADING

UTILX Corporation stock trades on the Nasdaq National Market system under the symbol UTLX.

UTILX-Registered Trademark-, FLOWMOLE-Registered Trademark- AND
CABLECURE-Registered Trademark- ARE REGISTERED TRADEMARKS OF UTILX CORPORATION. UTILX CORPORATION IS AN EQUAL-OPPORTUNITY, AFFIRMATIVE-ACTION EMPLOYER.

[LOGO]
22404 66th Avenue South
P.O. Box 97009
Kent, Washington  98064-9709